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                                   DYAX CORP.
                        ONE KENDALL SQUARE, BUILDING 600
                         CAMBRIDGE, MASSACHUSETTS 02139



                                 August 6, 1998

BY EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:   Dyax Corp.
           Registration Statement on Form S-1
           (Registration No. 333-48483)
           ----------------------------------

Gentlemen and Ladies:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Dyax Corp. (the "Company") hereby withdraws the Registration Statement on Form S-1 (Registration No. 333-48483) initially filed with the Securities and Exchange Commission on March 23, 1998. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time.

     If you have any questions with respect to this letter, please call either Nathaniel S. Gardiner of the law firm of Palmer & Dodge LLP at (617) 573-0293 or me at (617) 225-2500.


                                      Sincerely,

                                      DYAX CORP.



                                      By: /s/ Henry E. Blair
                                          -------------------------------------
                                          Henry E. Blair
                                          President and Chief Executive Officer



cc:  Shelley E. Parratt, Esq.
     Kerry J. Tomasevich, Esq.